Technest Holdings, Inc. One McKinley Square- Fifth Floor Boston, MA 02109 Tel: (617) 722-9800 Fax: (617) 722-9809 June 27, 2006 VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Mail Stop 6010 Washington D.C. 20549 Attention: Peggy A. Fisher Adélaja K. Heyliger

Re:	Technest Holdings, Inc. Amendment No. 2 to Registration Statement on Form SB-2 filed May 25, 2006 File No. 333-130617

Ladies and Gentlemen:

In response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Ms. Peggy A. Fisher’s letter of June 20, 2006 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”), we are submitting, on behalf of Technest Holdings, Inc. (“Technest” or the “Company”) Amendment No. 3 to the Registration Statement and the information set forth below in response to the Staff’s Comment Letter. To assist you in your review, we have included the text of the comments in italics before Technest’s response.

U.S. Securities and Exchange Commission
June 27, 2006

Form SB-2

COMMENT

Risk Factors, page 3

Risks Related to “Controlled Companies,” page 10

We are a majority owned subsidiary of Markland, page 13

1.	Please expand to disclose that the current members of your Board have been determined pursuant to the mentioned Stockholder Agreement between Technest and Markland.

RESPONSE

We have revised our disclosure accordingly.

COMMENT

If our majority stockholder, Markland Technologies, Inc.,…, page 10

2.
Please expand to disclose under this risk factor heading that Markland has placed in escrow 4.3 million shares of your common stock it holds to secure the conversion of the Markland Series E preferred stock. We refer you to your disclosure in the first bullet on page 33.

RESPONSE

We have revised our disclosure accordingly.

COMMENT

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Nine months ended March 31, 2006 compared with the nine months ended March 31, 2005, page 24

3.	We note your response to prior comment 24. We have the following additional comments:

•
We continue to believe the discussion in your MD&A does not provide sufficient discussion of the impacts of the acquisitions on your results of operations. Please revise to discuss the impact of each significant acquisition on your revenues for the periods.

U.S. Securities and Exchange Commission
June 27, 2006

•
We note that you have separately quantified revenues from EOIR’s omnibus contract. Please revise the filing to discuss more about this project and any trends relating to this project. Discuss whether you expect to continue to receive a significant portion of your revenues from this contract.

•
We continue to request that you revise to provide greater discussion of the prospects for the future in accordance with Item 303(b) of Regulation S-B. If you do not have any insight into prospects for the future, you should disclose this fact in MD&A.

Please note that this comment also applies to your revised MD&A discussion for June 30, 2005.

RESPONSE

We have revised our MD&A to discuss the impact of our significant acquisitions on our revenues for the periods. We have included further discussion of EOIR’s omnibus contract.We have provided greater discussion of our prospects in the future in accordance with Item 303(b) of Regulation S-B.

COMMENT

Liquidity and Capital Resources, page 26

4.
We note your statement that “management believes that Technest has sufficient sources of liquidity to satisfy its obligations for at least the next 12 months.” In light of the negative working capital balance and the negative operating cash flow, please revise this discussion to provide greater insight into the sources of liquidity to which you are referring, Please clarify whether you believe the cash on hand will be sufficient to satisfy liabilities or if you believe you will need to raise additional funds through either a debt or an equity offering. If you believe you will need to raise additional funds, please discuss your prospects for raising these funds.

RESPONSE

We have received our MD&A accordingly.

COMMENT

Business. page 31

Recent Developments, page 31

5.	Please briefly describe the “certain services and other considerations” to be provided to you by Markland and mentioned in the last bullet on page 31.

U.S. Securities and Exchange Commission
June 27, 2006

RESPONSE

We have revised the disclosure to more specifically describe the services.

COMMENT

Remote Sensor Systems and Technologies For Military and Intelligence Applications, page 34

6.
We note your response to prior comment 32 and the additional corresponding disclosure on page 34. Specifically we note your disclosure in the third paragraph on page 34 that pursuant to the terms of the Omnibus Contract, the Government has the right to use or allow others to use, the technology developed under the contract, Clarify whether you also retain rights to developed technologies that would permit you to sell any developed products to other agencies/companies.

RESPONSE

We have revised the disclosure to clarify our retained rights.

COMMENT

Legal Proceedings, page 42

7.
We refer you to your disclosure regarding the case brought by Mr. and Mrs. Williams. Please briefly describe the claims for which the court granted summary judgment and discuss the impact of this ruling.

RESPONSE

We have revised the disclosure to describe the claims for which the court granted summary judgment and the impact of this ruling.

COMMENT

Compensation of Directors and Executive Officers. page 46

8.
We reissue prior comment 39. If you cannot precisely state the amount paid to each, provide an estimate for each one. It is not acceptable to leave the table blank since these individuals were paid for their services.

U.S. Securities and Exchange Commission
June 27, 2006

RESPONSE

We have revised the table to provide estimates.

COMMENT

Technest Holdings, Inc. Consolidated Financial Statements

9.	In order to eliminate confusion, please clearly label the June 30, 2005 financial statements as “restated” on the face of the financial statements.

RESPONSE

We have labeled the June 30, 2005 financial statements as “restated”.

COMMENT

10.
We note the disclosures at the bottom of each statement within the financial statements which highlights the acquisition of Genex Technologies and the impact of this acquisition on the comparability of the financial statements. We note similar discussion is included in Note 3 to the financial statements. Please tell us why you have included this disclosure at the bottom of the financial statements. In this regard, please tell us why you elected to include disclosure of the impact of the Genex acquisition but not to include disclosure of the impact of the EOIR acquisition. In general, we believe disclosure of the impact of the acquisitions in the footnotes to the financial statements is sufficient and therefore this additional disclosure is not necessary. Please note this comment also applies to your interim financial statements as of March 31, 2006.

RESPONSE

We have removed the disclosure at the bottom of the financial statements.

COMMENT

Consolidated Statements of Changes in Stockho1ders’ Equity (Deficit) page F-6

11.
We note that you recorded $2,175,542 of unearned compensation in connection with the acquisition of EOIR. Please revise Note 3 to disclose the nature of the unearned compensation recorded. Clarify for us if these are the Markland stock options discussed on page F-26 within Note 7.

RESPONSE

We have revised Note 3 to clearly indicate the nature of the unearned compensation as of February 14, 2005 and have cross referenced Note 3 to Note 7. The unearned compensation does, in fact, relate exclusively to the Markland stock options. We have also indicated in the “Markland Stock Option” section of Note 7 the June 30, 2005 balance of unearned compensation related to these options.

U.S. Securities and Exchange Commission
June 27, 2006

COMMENT

12.
In addition, we note that you recorded $1,466,566 of accumulated deficit in connection with the acquisition of EOIR. Please tell us what this accumulated deficit amount relates to. Tell us why you believe these amounts are appropriately recorded as accumulated deficit on the date of the acquisition. Cite any accounting literature you relied on in making your determination.

RESPONSE

The accumulated deficit in connection with the acquisition of EOIR represents the cumulative net losses recorded by EOIR from June 29, 2004, when EOIR was acquired by Markland, to February 14, 2005, when Technest acquired EOIR. We have accounted for the acquisition of EOIR by Technest as a transaction between entities under common control and the related guidance included in SFAS 141, paragraphs D11 - D18. According to paragraph D12, “the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.” The $1,466,566 of accumulated deficit represented the carrying value of EOIR’s accumulated deficit in the accounts of Markland, the transferring entity, on the date of transfer, February 14, 2005. SFAS 141, paragraphs D11 - D18 refer repeatedly to superseded APB Opinion No. 16 for additional guidance on the application of “pooling of interests” type accounting for transactions between entities under common control. Paragraph 53 of APB Opinion No. 16 states, “retained earnings or deficits of the separate companies are combined and recognized as retained earnings of the combined corporation”. Based on this guidance, we concluded that the accumulated deficit of EOIR on the date of EOIR’s transfer from Markland to Technest is appropriately recorded as such by Technest.

COMMENT

Note 2 — Summary of Significant Accounting Policies, page F-13

Operating Segments, page F-16

13.
We note your response to prior comment 51. Your analysis of SFAS 131 does not appear to address the quantitative thresholds. Please tell us how you have considered the guidance in paragraph 18 of SFAS 131

U.S. Securities and Exchange Commission
June 27, 2006

RESPONSE

We have identified our Reportable Operating Segments in accordance with the guidance provided in paragraph 16 of SFAS 131 and the illustrative diagram given in paragraph 127 under Appendix B. We have first identified that, in accordance with paragraphs 10-15 of SFAS 131, we have two operating segments which correspond to our two operating subsidiaries. Paragraph 16 of SFAS 131 states, “An enterprise shall report separately information about each operating segment that (a) has been identified in accordance with paragraphs 10-15 or that results from aggregating two or more of those segments in accordance with paragraph 17 and (b) exceeds the quantitative thresholds in paragraph 18.” Therefore, we then considered the guidance given in paragraph 17 and concluded that our two operating segments meet the aggregation criteria outlined in paragraph 17. As such we have concluded that our two operating segments can be aggregated into a single operating segment. We have then considered the quantitative thresholds outlined in paragraph 18 and concluded that our single operating segment does meet all the quantitative thresholds. We have thus concluded that our single operating segment is also the only reportable operating segment as defined in paragraph 16. However, since the Company has only one reportable segment we have concluded that no additional disclosure was required.

COMMENT

Revenue Recognition, page F-16

14.
We note your response to prior comment 52, Please revise your disclosure here and in your interim financial statements to clearly disclose why you believe you meet the criteria of EITF 99-19 for gross revenue recognition. Discuss the pertinent factors that you considered in reaching your conclusion.

RESPONSE

We have revised our disclosure in both places accordingly.

COMMENT

(Loss) Income Per Share, page F-l7

15.
Please revise to disclose the number of common stock equivalents that have been excluded from the calculation of net loss per share due to their antidilutive effects. Refer to paragraph 40 of SFAS 128. Please note this comment also applies to your interim financial statements as of March 31, 2006.

U.S. Securities and Exchange Commission
June 27, 2006

RESPONSE

As requested, we have revised the disclosure in the June 30, 2005 financial statements to repeat the number of common stock equivalents that have been excluded from the calculation of net loss per share because they were antidilutive. We have also cross referenced this disclosure to Note 9. We have revised the disclosure in the March 31, 2006 interim financial statements accordingly.

COMMENT

Stock-Based Compensation. page F-18

16.
We note you disclose the assumptions used for purposes of calculating the pro forma net loss. We note that you assume a fair value of your stock of $.12 per share. Please tell us why there is a discrepancy between the amount shown here and the amount shown on page F-28 for the warrants issued on February 14, 2005 ($10.56 per share). Please tell us how the fair values of $.12 and $10.56 were determined. As appropriate, provide us with your historical stock prices to support each of the fair values used.

RESPONSE

It should be noted that substantially all of the options impacting the pro forma net loss disclosure on page F-18 are the options issued by Markland rather than by Technest. Therefore, the fair value of stock disclosed in Note 2 on page F-18 refers to the fair value of Markland’s common stock. We have added disclosure in Note 2 to clarify this and cross referenced to Note 7. We have provided you with historical daily closing stock prices for Markland from January 1, 2005 to June 30, 2005 in Attachment 1. This indicates that, during that period, Markland’s stock price ranged from $0.835 to $0.084. In reviewing the $0.12 weighted average, keep in mind that a majority of the Markland options are being marked to market each period as discussed in Note 7. Therefore, the June 30, 2005 Markland stock price ($0.084) has a significant effect on the weighted average share price disclosed in Note 2 on page F-18.

With regards to the $10.56 fair value as disclosed in Note 8 on page F-28, this represents the fair value of Technest’s common stock on February 14, 2005. Prior to the 1-for-211.18 reverse stock split effective on July 19, 2005, the closing stock price for Technest on February 14, 2005 was $0.05. Therefore, $10.56 represents the retroactive effect of the reverse stock split ($0.05 x 211.18).

U.S. Securities and Exchange Commission
June 27, 2006

COMMENT

17.
Further to the above, we note that you are using an estimated historical volatility of 69% here and 252% on page F-28. Please tell us why the volatility figures used differ so greatly between the stock options and the warrants. Tell us why you believe each of the volatility amounts used was appropriate in each circumstance.

RESPONSE

Similar to our response above, it should be noted that the two volatility factors disclosed on pages F-18 and F-28 are for Markland and Technest, respectively. It is our practice and policy to use weekly closing stock prices to estimate the expected volatility of the instruments being valued. Since Technest was an inactive shell company prior to its acquisition of Genex on February 14, 2005, we considered it inappropriate to use stock price information significantly prior to that date in estimating the expected volatility over the term of the instruments due to the level of trading volume and the dissimilarity of operations, among other considerations. The stock price ranged from a high of $42.24 (post-split) to a low of $16.89 during the period considered. Consistent with SAB 107, we gave consideration to future events. However, at the time of valuation, we were so early in our development and had just made our first acquisition of an operating entity that the impact of any future events would be speculative, at best. We also considered the volatility factors of other public entities similar to us in size, stage of development and industry. Based on consideration of all these factors, we determined that there was not sufficient evidence to conclude that our volatility over the contractual term was likely to be materially different from the historical volatility.

COMMENT

Note 3 — Acquisitions, page F-19

Acquisition of EOIR and Restatement, page F-20

18.
We note your disclosure of the impact of the restatement on your loss from operations. However, the amounts presented appear to represent the impact of the restatement on your net loss. Please revise to label this line “net loss” consistent with the labeling on the face of the income statement.

RESPONSE

We have revised the label for this line to “net loss” consistent with the labeling on the face of the income statement.

U.S. Securities and Exchange Commission
June 27, 2006

COMMENT

19.
Further to the above, we note that as a result of the restatement, there were significant changes to the weighted average number of common shares outstanding. In this regard, we note that although the restatement caused an additional net loss, the net loss per share actually decreased as a result of the significant number of additional shares issued in connection with the acquisition of EOIR. Please revise this disclosure to clarify that the impact on the net loss per share was impacted by the additional shares deemed outstanding as a result of the restatement.

RESPONSE

We have revised the disclosure to state explicitly the impact of the restatement on both the net loss and the weighted average number of common shares outstanding and the resulting net decrease in net loss per share.

COMMENT

Note 7 — Stockholders’ Equity (Deficit), page F-23

Series B and C Convertible Preferred Stock, page F-24

20.
We note that you paid a finders fee of $1,200,000 in connection with the sales of units on February 14, 2005. Please tell us to whom you paid these fees and how the fee was determined. If the fees were paid to a related party, please revise your disclosures in here and in Note 12 to discuss this transaction. In addition, tell us whether these fees were paid in connection with an existing contractual agreement and, if so, whether this contractual agreement is still in effect. In this regard, tell us and revise your MD&A to discuss whether you will be obligated to pay similar finders fees in connection with any future offerings you may conduct.

RESPONSE

We have revised the disclosure to state who the fee was paid to and that it was paid pursuant to contractual agreement that expired in August 2005.

COMMENT

21.
We note your response to prior comment 47. We note the analysis provided in your response. Please tell us how you have considered the voting rights of the Series B and Series C preferred stock in reaching your conclusion that the preferred stock is more akin to equity.

U.S. Securities and Exchange Commission
June 27, 2006

RESPONSE

Both the Series B and Series C preferred stock (collectively, “Preferred Stock”) have limited voting rights. Generally, the voting rights are restricted to voting on matters related to “any change, modification or amendment to this Certificate of Designations or any waiver of any right of the Series C Preferred Shares or any amendment to the Company's Restated Articles of Incorporation if such amendment would materially and adversely affect the rights, preferences or privileges”. This is excerpted from the Series C certificate of designation but the Series B preferred stock voting rights are substantively identical. Although restricted, these voting rights are substantive in that they allow the Preferred Stock holders to prevent us from making any changes in the rights and preferences of those securities including authorizing or issuing additional Preferred Stock. These rights, in conjunction with the Preferred Stock’s full convertibility into voting common stock at the option of the Preferred Stock holders, put these securities into a comparable position as common stockholders with respect to voting rights. These voting rights, taken together with the other criteria outlined in our response to your prior comment 47 including the lack of any redemption rights, stated interest rates, specific collateral or covenants, still lead us to conclude that the Preferred Stock is more akin to equity than debt.

COMMENT

22.
We note that in connection with the issuance of Series B and Series C Convertible Preferred Stock, you also issued warrants. We further note that you have recorded these warrants as equity. Please provide us with your detailed analysis of paragraph 6 of SFAS 133 and paragraphs 12-32 of EITF 00-19 that led to your determination that equity classification was appropriate In this regard, tell us how you considered the registration rights associated with these warrants. Consider the guidance in EITF 05-4

RESPONSE

We acknowledge that the warrants issued in connection with the Preferred Stock meet the definition of a derivative as outlined in SFAS 133, paragraph 6. The following is our analysis of EITF 00-19, paragraphs 12-32.

The contract permits the company to settle in unregistered shares.

The warrant agreements in question (filed as exhibit 4.6 to the 8-K filed on February 15, 2005) do not require us to settle the warrants in registered shares. The only discussion in the warrant agreement related to a registration statement indicates that, in the event an effective registration statement is not declared within four months of the issuance date then the warrants may be net share settled. The ability to net share settle a warrant does not change its classification as permanent equity as indicated in the table in paragraph 39 of EITF 00-19. Paragraph 14 of EITF 00-19 states, “Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date.” We had no such failed registration statements in the six months prior to the issuance of the warrants. Paragraph 14 of EITF 00-19 goes on to state “assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.”

U.S. Securities and Exchange Commission
June 27, 2006

Paragraph 16 of EITF 00-19 discusses the implications to penalties associated with certain settlement alternatives. The warrant agreement itself contains no form of penalty associated with any of the warrant settlement alternatives. However, we also entered into a registration rights agreement dated February 14, 2005 and amended September 30, 2005. This agreement describes our obligations as follows:

…the Company shall use its best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event prior to the applicable Effectiveness Date, and shall use its best efforts to keep such Registration Statement continuously effective….

Since these are “best effort” requirements to have and to maintain an effective registration statement, we conclude that we can still settle the warrants in unregistered shares. In the event a registration statement is not declared effective prior to the Effectiveness Date (135 days after the closing), we are obligated to pay liquidated damages. First, it should be noted that the registration rights agreement specifically describes any amounts paid under this provision are to be paid “as liquidated damages and not as a penalty”. Additionally, any payment of liquidated damages is to be paid in our common stock only, not in cash. Therefore, it is our position that any issuance of shares of common stock under these provisions is an effective adjustment in the price per share paid for the Units (consisting of a share of Series B preferred stock, a share of Series C preferred stock and a warrant to purchase common stock) rather than any sort of penalty. Consequently, we conclude that this settlement alternative is not uneconomic and should be regarded as a viable settlement alternative.

We also note that as of the date of this letter, warrants to purchase approximately 775,000 shares of common stock (out of a total of 1,149,425 shares) have been settled through the issuance of unregistered shares of our common stock. Based on this analysis, we conclude that we can, and have to date, settled in unregistered shares.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

We current have approximately 15.8 million shares outstanding, 495 million shares authorized and reserves for convertible instruments totaling 1.3 million shares (including the warrants in question). Therefore, we have and have always had sufficient authorized shares. Additionally, we have no instruments outstanding that are convertible or exercisable into an indeterminate number of shares.

U.S. Securities and Exchange Commission
June 27, 2006

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The warrants contain an explicit limit.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

There are no such provisions in the warrants.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

There are no such provisions in the warrants.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

This is true of the warrants. The only way the warrants could be net-cash settled would be in the event of liquidation.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no such provisions in the warrants.

There is no requirement in the contract to post collateral at any point or for any reason.

There are no such provisions in the warrants.

Based on this analysis, we conclude that the warrants are properly classified in equity.

As requested, we have considered the implications of EITF 05-4. As stated in paragraph 4 of EITF 05-4, “The issue is how a liquidated damages clause payable in cash affects the accounting for a freestanding financial instrument subject to the provisions of Issue 00-19.” As described above, the liquidated damages provisions in our registration rights agreement are payable only in common stock. Therefore, we conclude the guidance in EITF 05-4 is not applicable. Finally, we note that no conclusions have been reached on the issues in question in EITF 05-4 and that, as of September 2005, further discussion has been postponed.

U.S. Securities and Exchange Commission
June 27, 2006

COMMENT

Unaudited Interim Financial Statements for Technest Holdings, Inc.

Condensed Consolidated Statement of Stockholders’ Equity, page F-43

23
We note that you are presenting the acquisition of EOIR as if it occurred on July 1, 2005. Please revise to remove the acquisition of EOIR line item in these interim financial statements and to present the audited restated balances as of July 1, 2005.

RESPONSE

We have revised the presentation to remove the acquisition of EOIR line item.

COMMENT

Condensed Consolidated Statements of Cash F1ows,page F-45

24.	Please tell us why you present $250,000 of operating cash outflow relating to restricted cash when the balance on the balance sheet has remained unchanged between June 30, 2005 and March 31, 2006.

RESPONSE

This was an error and the cash flow has been corrected.

COMMENT

Pro Forma Condensed Consolidated Financial Statements, page F-112

25.
We note that you have recasted the financial statements of EOIR to conform with your fiscal year ended December 31, 2004. Pursuant to Rule 3A-02(b) of Regulation S-X, please revise to clearly disclose the periods combined and sales, net income before extraordinary items and net income for any periods excluded from or included more than once in the results of operations as a result of this recasting.

RESPONSE

We have revised the pro forma accordingly.

U.S. Securities and Exchange Commission
June 27, 2006

COMMENT

Exhibit 5.1

26.
We note your statement in the fifth paragraph that the opinion speaks as of the date of the opinion and that you have no obligation to update the opinion. Please either file a revised opinion that omits that statement or file a revised opinion dated as of the anticipated effective date of the registration statement as an exhibit to a final pre-effective amendment to your registration statement.

RESPONSE

We have filed an opinion as of the date of the filing.

COMMENT

27.
In view of your statement in the fifth paragraph that the opinion “may not be relied upon by any person or entity other than the Company, its successors and assigns,” revise the opinion to clarify that shareholders are entitled to rely on it.

RESPONSE

We have filed a revised opinion with the above language deleted.

We look forward to further discussions with you on these issues. Please contact me at (540) 207-3057.

Regards,

Suzette R. O’Connor

cc:	Joseph Mackin
Gino Pereira
Scott Goodwin
David Broadwin, Esq.
Daniel Clevenger, Esq.

ATTACHMENT 1

Date	Close/Last	Date	Close/Last	Date	Close/Last
6/30/2005	0.084	5/2/2005	0.127	3/2/2005	0.46
6/29/2005	0.088	4/29/2005	0.137	3/1/2005	0.5
6/28/2005	0.088	4/28/2005	0.136	2/28/2005	0.5
6/27/2005	0.091	4/27/2005	0.139	2/25/2005	0.53
6/24/2005	0.09	4/26/2005	0.149	2/24/2005	0.5
6/23/2005	0.084	4/25/2005	0.135	2/23/2005	0.575
6/22/2005	0.086	4/22/2005	0.146	2/22/2005	0.59
6/21/2005	0.0869	4/21/2005	0.143	2/18/2005	0.615
6/20/2005	0.0869	4/20/2005	0.135	2/17/2005	0.64
6/17/2005	0.0919	4/19/2005	0.15	2/16/2005	0.685
6/16/2005	0.094	4/18/2005	0.177	2/15/2005	0.615
6/15/2005	0.096	4/15/2005	0.19	2/14/2005	0.6
6/14/2005	0.098	4/14/2005	0.145	2/11/2005	0.635
6/13/2005	0.094	4/13/2005	0.143	2/10/2005	0.645
6/10/2005	0.1	4/12/2005	0.165	2/9/2005	0.635
6/9/2005	0.093	4/11/2005	0.205	2/8/2005	0.65
6/8/2005	0.095	4/8/2005	0.224	2/7/2005	0.65
6/7/2005	0.094	4/7/2005	0.225	2/4/2005	0.68
6/6/2005	0.107	4/6/2005	0.23	2/3/2005	0.7
6/3/2005	0.121	4/5/2005	0.218	2/2/2005	0.66
6/2/2005	0.13	4/4/2005	0.221	2/1/2005	0.67
6/1/2005	0.116	4/1/2005	0.235	1/31/2005	0.68
5/31/2005	0.093	3/31/2005	0.24	1/28/2005	0.685
5/27/2005	0.1	3/30/2005	0.255	1/27/2005	0.66
5/26/2005	0.086	3/29/2005	0.265	1/26/2005	0.659
5/25/2005	0.094	3/28/2005	0.3	1/25/2005	0.67
5/24/2005	0.101	3/24/2005	0.298	1/24/2005	0.68
5/23/2005	0.106	3/23/2005	0.256	1/21/2005	0.695
5/20/2005	0.115	3/22/2005	0.275	1/20/2005	0.695
5/19/2005	0.117	3/21/2005	0.325	1/19/2005	0.73
5/18/2005	0.12	3/18/2005	0.35	1/18/2005	0.76
5/17/2005	0.112	3/17/2005	0.395	1/14/2005	0.775
5/16/2005	0.1211	3/16/2005	0.4	1/13/2005	0.765
5/13/2005	0.117	3/15/2005	0.39	1/12/2005	0.78
5/12/2005	0.121	3/14/2005	0.41	1/11/2005	0.805
5/11/2005	0.118	3/11/2005	0.42	1/10/2005	0.835
5/10/2005	0.121	3/10/2005	0.425	1/7/2005	0.73
5/9/2005	0.124	3/9/2005	0.44	1/6/2005	0.79
5/6/2005	0.13	3/8/2005	0.44	1/5/2005	0.685
5/5/2005	0.132	3/7/2005	0.465	1/4/2005	0.705
5/4/2005	0.148	3/4/2005	0.48	1/3/2005	0.735
5/3/2005	0.12	3/3/2005	0.44